SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair
MAY
CLOSE
VALENCIA
 BASE
 DUE TO
REGIONAL GOVERNMENT
'
S FAILURES
Ryanair, Europe's largest low fares airline, today
(
Tuesday,
14
th

Oct
ober 2008
) announced th
at

it may be forced to
c
lose
 its Valencia base following the failure of Regional Government (Conselleria de Turisme) to reply to Ryanair's proposal on how to ensure the continued growth of passengers at Valencia and their repeated failure to meet with Ryanair
.

Ryanair has set a deadline of this coming Friday, 17
th
 Oct
ober
 for a response from the Government before it makes its final decision on the future of its base at Valencia airport.

Since Ryanair began flying to
Valencia
in 2004
 passenger numbers have increased
each year. Ryanair currently operates 22
 international rou
tes to and from
Valencia
, a
ll of which are at risk if Ryanair must close all operations to/from
Valencia
.

Ryanair is the largest airline flying to
Valencia
 but, despite its importance to the local economy, the government has opted to support other airlines that
 have not provided a fraction of the growth which Ryanair has to the airport
. Instead it has chosen to ignore all efforts by Ryanair to collaborate in ensuring the continued growth in passenger traffic at the airport.

Speaking today, Ryanair's
Deputy Chief Executive,
Michael Cawley, said:

"Ryanair has once again proven that
it is
 the lowest fares,
best
 punctuality and
fewest

lost bags

that

passengers

really
want.
That is why
over one
 and a half
 million

passengers will choose Ryanair this year to travel to
/from

Valencia.
It is madness that
the Regional Government
 is risking the livelihoods of
the tourism industry by
 ignoring our repeate
d attempts to meet with them
.

"
Ryanair
calls on the R
egional
 G
overnment
 of Valencia

to act in the
best
 interest of all those living and working in Valencia and to meet with Ryanair to
agree the terms
under
 which we can continue to
grow traffic and passenge
r numbers with all its consequenti
al economic and social benefits
"
.

Ends.

Tuesday, 14
th
 October
2008

For further information:
Stephen McNamara

Pauline McAlester
Ryanair
                                                                                Murray Consulta
nts
Tel: 00 353 1 812 1271

                                            Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  14 October 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director